                                        UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549

                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 6)

                                         HOLNAM INC.
                                      (Name of Issuer)

                           Common Stock, par value $.01 per share
                               (Title of Class of Securities)

                                         436429 10 4
                                       (CUSIP Number)

                                   Joseph W. Schmidt, Esq.
                                Whitman Breed Abbott & Morgan
                                       200 Park Avenue
                                  New York, New York 10166
                                       (212) 351-3000

                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)

                                      February 22, 1994
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 16 Pages
                         Exhibit Index on Page 8
- -------------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No. 436429 10 4                                   Page 2 of 16 Pages

   1  Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person
      Thomas Schmidheiny
   2  Check The Appropriate Box If A Member Of A Group*                                                     (a) [x]
                                                                                                            (b) [ ]
   3  SEC Use Only
   4  Source Of Funds*
   5  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                   [ ]
   6  Citizenship Or Place Of Organization
      Switzerland

       Number of          7   Sole Voting Power
         Shares                            1,062.0828**
      Beneficially        8   Shared Voting Power
        Owned by                           0
          Each            9   Sole Dispositive Power
       Reporting                           1,062.0828**
         Person           10  Shared Dispositive Power
          with                             0

  11  Aggregate Amount Beneficially Owned By Each Reporting Person
      1,062.0828**
  12  Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares*                                    [ ]
  13  Percent of Class Represented by Amount in row (11)
      100%
  14  Type of Reporting Person*
      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEM 5(a) HEREOF.

                                  SCHEDULE 13D

CUSIP No. 436429 10 4                                         Page 3 of 16 Pages

   1  Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person
      'Holderbank' Financiere Glaris, Ltd.
   2  Check The Appropriate Box If A Member Of A Group*                                                     (a) [x]
                                                                                                            (b) [ ]
   3  SEC Use Only
   4  Source Of Funds*
      BK, AF
   5  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                   [ ]
   6  Citizenship Or Place Of Organization
      Switzerland

       Number of          7   Sole Voting Power
         Shares                            1,062.0828**
      Beneficially        8   Shared Voting Power
        Owned by                           0
          Each            9   Sole Dispositive Power
       Reporting                           1,062.0828**
         Person           10  Shared Dispositive Power
          with                             0

  11  Aggregate Amount Beneficially Owned By Each Reporting Person
      1,062.0828**
  12  Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares*                                    [ ]
  13  Percent of Class Represented by Amount in row (11)
      100%
  14  Type of Reporting Person*
      HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                              **SEE ITEM 5(a) HEREOF.

                                  SCHEDULE 13D

CUSIP No. 436429 10 4                                        Page 4 of 16 Pages

   1  Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person
      Holdernam Inc.
   2  Check The Appropriate Box If A Member Of A Group*                                                     (a) [x]
                                                                                                            (b) [ ]
   3  SEC Use Only
   4  Source Of Funds*
      AF
   5  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                   [ ]
   6  Citizenship Or Place Of Organization
      Delaware

       Number of          7   Sole Voting Power
         Shares                            1,062.0828**
      Beneficially        8   Shared Voting Power
        Owned by                           0
          Each            9   Sole Dispositive Power
       Reporting                           1,062.0828**
         Person           10  Shared Dispositive Power
         with                             0

  11  Aggregate Amount Beneficially Owned By Each Reporting Person
      1,062.0828**
  12  Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares*                                    [ ]
  13  Percent of Class Represented by Amount in row (11)
      100%
  14  Type of Reporting Person*
      HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEM 5(a) HEREOF.

ITEM 1.   SECURITY AND ISSUER

                This statement relates to the common stock, par value $.01 per share (the "Company Common Stock"), of Holnam Inc. (the
"Company"), the principal executive offices of which are located at 6211 North Ann Arbor Road, Dundee, Michigan 48131.

ITEM 2.        IDENTITY AND BACKGROUND
               This statement is filed by Thomas Schmidheiny ("Schmidheiny"), "Holderbank" Financiere Glaris Ltd., a Swiss corporation ("Holderbank"), and Holdernam Inc., a Delaware corporation ("Holdernam"). Through various Swiss entities, legally or beneficially, directly or indirectly, Schmidheiny holds approximately 48% of Holderbank's voting stock. Schmidheiny's address is Zuercherstrasse 170, CH-8645 Jona, Switzerland. Holderbank's principal offices are located at Insel 14, CH-8750 Glaris, Switzerland. Holdernam is a wholly-owned subsidiary of Holderbank with its principal offices at 6211 North Ann Arbor Road, Dundee, Michigan 48131 (telephone: (313) 529-2411).

               Holderbank, through its subsidiaries and affiliates, ranks as one of the largest cement manufacturers and suppliers in the world with a presence in 30 countries.

               Neither Schmidheiny, Holderbank nor Holdernam has during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

               Listed on the attached Annex A are the only directors and executive officers of Holderbank and Holdernam, together with their positions at Holderbank and Holdernam, their residences and -- where appropriate -- business addresses and their citizenship.

               None of these directors and executive officers has been convicted in a criminal proceeding in the past five years (not including traffic violations and similar minor matters) and none has been the subject of proceedings under U.S. federal or state securities laws which resulted in the issuance of a judgment, order or decree. Except for Peter Byland and Anton E. Schrafl, who are directors of the Company, none of these directors and executive officers has any interest in the Company's securities or other involvement with the Company except through his positions with Holderbank or Holdernam.

               Holderbank has presently issued and outstanding
14,100,000 shares of voting stock. Of these, 10,100,000 are registered shares and 4,000,000 non-registered or bearer shares. Each registered and bearer share is entitled to one vote on matters submitted to a vote of stockholders. At December 31, 1993, Schmidheiny held through various
Swiss entities, legally or beneficially, directly or indirectly, an aggregate of approximately 6,715,480 registered and 123,642 non-registered or bearer shares constituting approximately 48% of Holderbank's voting stock. Holders of bearer shares are not generally known by Holderbank. However, holders of registered shares can be identified. Based on the share register, in addition to Schmidheiny, Swiss entities controlled by Societe Suisse de Ciment Portland S.A., a publicly-held Swiss corporation ("SSCP"), are the sole holders of registered shares corresponding to more than five percent of the voting stock of Holderbank. Through various entities, legally or beneficially, directly or indirectly, SSCP holds approximately 9% of Holderbank's voting stock. Schmidheiny is also a director of SSCP. SSCP's address is 23, Faubourg de l'hopital, 2000 Neuchatel, Switzerland.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Holderbank has provided the necessary funds to pay the minority stockholders (the "Public Stockholders") of the Company (other than those who perfected their dissenters' appraisal rights) for the shares of Company Common Stock held by them from borrowings under existing lines of credit which are more than sufficient for this purpose.
Holderbank made these funds available to Holdernam as a contribution to the capital of Holdernam.

ITEM 4.        PURPOSE OF TRANSACTION
               As of the close of business on February 22, 1994, Holcem Inc., a Delaware corporation and a wholly-owned subsidiary of Holdernam with its principal offices located at 6211 North Ann Arbor
Road, Dundee, Michigan 48131 ("Holcem"), was merged with and into the Company (the "Merger") pursuant to Section 253 of the General Corporation Law of the State of Delaware with the result that the separate corporate existence of Holcem ceased, Holdernam became the owner of 100% of the outstanding equity of the Company and each outstanding share of Company Common Stock (other than any shares owned by Holcem or held by stockholders who perfected their dissenters' appraisal rights) was converted into the right to receive $7.65 in cash from Holdernam.

               Following the Merger, (i) the Company's restated certificate of incorporation was amended to change the authorized capital stock from 200,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock to 2,000 shares of Company
Common Stock, of which 1,000 shares are issued to Holdernam, and 2,000 shares of preferred stock, of which 1,034.71333 shares are issued to Holdernam; (ii) the Company Common Stock was removed from listing on the New York Stock Exchange, Inc.; and (iii) the Company is terminating its reporting obligations under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) As a result of the Merger, Holdernam currently owns 1,000 shares (the "Shares") of Company Common Stock, representing
100% of the outstanding Company Common Stock as of the close of business on February 22, 1994. In addition, as a result of the Merger, Holdernam owns 1,034.71333 shares of preferred stock of the Company which are convertible at a conversion price of $832.50 per share into
62.0828 shares of Company Common Stock. Thus, Holdernam may be deemed to own 1,062.0828 shares of Company Common Stock, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Because Holdernam is a wholly-owned subsidiary of Holderbank, Holderbank and Schmidheiny may also be considered beneficial owners of the Shares.

               (b) Holdernam has the power to vote and dispose of the Shares.

               (c) In order to effectuate the Merger, on January 7, 1994, Holdernam transferred 128,491,701 shares of Company Common
Stock and 620,828 shares of preferred stock of the Company then owned by it to its newly-formed wholly-owned subsidiary, Holcem, in exchange for all the equity of Holcem. As a result of the Merger, as of the close of business on February 22, 1994, Holdernam became the owner of the Shares (as well as 1,034.71333 shares of preferred stock of the Company which are convertible at a conversion price of $832.50 per share into
62.0828 shares of Company Common Stock). There have been no other transactions by Schmidheiny, Holderbank or Holdernam in the Company
Common Stock during the past 60 days.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


               None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS                    Page Number
A.             Certificate of Ownership and Merger of Holcem Inc.      13
               with and into Holnam Inc.

                               SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HOLDERNAM INC., for itself and on
                              behalf of THOMAS SCHMIDHEINY
                              and "HOLDERBANK" FINANCIERE
                              GLARIS LTD.

                              Date:  February 23, 1994


                              By:/s/  Peter Byland
                              ......................................
                              NAME: PETER BYLAND
                              TITLE: PRESIDENT

                                                                         ANNEX A

                        DIRECTORS AND EXECUTIVE OFFICERS

        NAME AND POSITION;                         BUSINESS                             RESIDENCE
          CITIZENSHIP                             ADDRESS                               ADDRESS
- ------------------------------------  ------------------------------------  ------------------------------------
HOLDERBANK
Thomas Schmidheiny                    Holderbank                            Fuchsenbergstrasse 40
  Chairman, Managing Director and     CH-8645 Jona, Switzerland             CH-8645 Jona, Switzerland
  Chairman of the Executive
  Committee
  Swiss citizen


Dr. Anton E. Schrafl                  Holderbank                            Schlossbergstrasse 23
  Deputy Chairman                     CH-8001 Zurich, Switzerland           CH-8702 Zollikon, Switzerland
  Swiss citizen


Dr. Max D. Amstutz                    Holderbank                            Villa LeToit
  Director and Vice Chairman of the   CH-1298 Celigny, Switzerland          CH-1268 Begnins, Switzerland
  Executive Committee
  Swiss citizen


Dr. Konrad Auer
  Director
  Swiss citizen


E. Fritz Hoffmann                     CH-8052 Zurich, Switzerland
  Director
  Swiss citizen


Dr. Erwin Machler
  Director
  Swiss citizen


Giorgio Montandon                     Cementeria de Merone S.p.A.
  Director                            20122 Milano, Italy
  Swiss citizen


Prof. Dr. Angelo Pozzi                                                      Mellingerstrasse 1
  Director                                                                  CH-5400 Baden, Switzerland
  Swiss citizen


Dr. Jean-Claude Wenger                                                      Seegartenstrasse 2
  Director                                                                  CH-8034 Zurich, Switzerland
  Swiss citizen


Peter G. Wodtke
  Director
  U.S. citizen


Peter Byland                          Holderbank                            Langackerstrasse 181
  Member of the Executive             CH-8645 Jona, Switzerland             CH-8704 Herrliberg, Switzerland
  Committee and Executive Vice
  President
  Swiss citizen


Urs Bieri                             Holderbank                            Hombrechtikerstrasse 58
  Director and Member of the          CH-8645 Jona, Switzerland             CH-8645 Jona, Switzerland
  Executive Committee
  Swiss citizen


Andreas Pestalozzi                    Holderbank
  Member of the Executive             CH-8645 Jona, Switzerland
  Committee
  Swiss citizen


Markus Akermann
  Member of the Executive
  Committee


Benoit H. Koch
  Member of the Executive
  Committee



Holdernam


Peter Byland                          see above                             see above
  Director, Chairman of the Board
  and President


Urs Bieri                             see above                             see above
  Director


Dr. Max D. Amstutz                    see above                             see above
  Director


Claude Rosset                         Holderbank                            Meienbergstrasse 67B
  Vice President                      CH-8645 Jona, Switzerland             CH-8645 Jona, Switzerland
  Swiss citizen


Kent D. Jensen                        Holnam Inc.                           1772 Stoneridge Drive
  Treasurer                           6211 N. Ann Arbor Road                Saline, Michigan 48176
  U.S. citizen                        Dundee, Michigan 48131


Pierre F. Haesler                     Holderbank                            Sonnenblickstrasse 30
  Secretary                           CH-8645 Jona, Switzerland             CH-8645 Jona, Switzerland
  Swiss citizen